EXHIBIT 99.1

Tekmira Provides Corporate Update and Announces Third Quarter 2013 Results

Conference Call at 4:30 pm Eastern Time Today

VANCOUVER, British Columbia, Nov. 13, 2013 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today announced its financial and operating results for the third quarter ended September 30, 2013 and provided a corporate update.

Corporate Highlights

  We completed an underwritten public offering of 4,312,500 shares inclusive of over-allotment at a price of US$8.00 per share for aggregate gross proceeds of US$34.5million.
  On October 8, 2013, we hosted a webinar outlining five key development programs within our pipeline of RNAi therapeutics. We are also currently evaluating several preclinical candidates in diverse therapeutic areas, with a focus on rare diseases where the molecular target is found in the liver.
  Mr. Bruce Cousins joined Tekmira as Executive Vice President and Chief Financial Officer, effective October 7, 2013.
  Dr. Mark Kowalski joined Tekmira as Chief Medical Officer effective August 12, 2013.
  We presented updated TKM-PLK1 data at the 6th Annual NET Conference hosted by the North American Neuroendocrine Tumor Society (NA-NETS) held in Charleston, South Carolina on October 4, 2013.
  New preclinical data from the TKM-Ebola program has been generated showing survival in primates despite infection with the most lethal "Zaire" strain of the Ebola virus and delayed treatment.
  Preclinical data were presented at DIA/FDA Oligonucleotide-based Therapeutics Conference held in Washington, DC on September 25, 2013 demonstrating potent anti-viral activity of TKM-Marburg and showing 100% survival in non-human primates infected with the Angola strain of the Marburg virus.
  Preclinical data demonstrating Tekmira's ongoing lipid nanoparticle (LNP) technology innovations, including the effective enablement of messenger RNA (mRNA), were presented at the 1st International mRNA Health Conference held in Tubingen, Germany from October 23-24, 2013.
  Two articles were published in peer-reviewed scientific journals — the Journal of Infectious Diseases and New England Journal of Medicine — highlighting results enabled by Tekmira's LNP technology.
  Our licensee, Spectrum Pharmaceuticals, Inc., announced that it launched Marqibo® through its existing hematology sales force in the United States.
  On November 10, 2013, Alnylam Pharmaceuticals, Inc. disclosed that it had initiated a Phase III trial with LNP-enabled ALN-TTR02, also known as patisiran, and the associated US$5 million milestone payment to Tekmira has now been triggered.

"We've seen significant headway on our product pipeline, coupled with meaningful preclinical data announced in the quarter. In addition, we completed a successful financing fortifying our balance sheet. With this financing risk now behind us, we are heavily focused on the execution of our development plans. I am particularly pleased with the financing, as it represents our first meaningful placement with U.S. institutional investors. We appreciate the strong support and look forward to reporting back our progress with our development projects," said Dr. Mark J. Murray, Tekmira's President and CEO.

Financial Results

Net loss

For the first nine months of 2013, net loss was $11.8 million ($0.82 per common share) as compared to a net loss of $8.5 million ($0.63 per common share) for the first nine months of 2012. For third quarter of 2013, net loss was $6.1 million ($0.42 per common share) as compared to a net loss of $3.4 million ($0.25 per common share) for the third quarter of 2012.

Revenue

Revenue was $3.0 million for the third quarter of 2013 as compared to $3.0 million for the third quarter of 2012.

Under a DoD contract to develop TKM-Ebola, Tekmira is being reimbursed for costs incurred, including an allocation of overheads, and is being paid an incentive fee. For this contract, Tekmira recorded $2.9 million in revenue in the third quarter of 2013 and $1.9 million in third quarter of 2012.

In the third quarter of 2012, Tekmira earned a $1.0 million milestone from Talon when they received accelerated approval for Marqibo from the U.S. Food and Drug Administration (FDA). Spectrum, who acquired Talon in July 2013, began commercial sales of Marqibo in September 2013.

Research, development, collaborations and contracts expenses

Research, development, collaborations and contracts expenses were $5.7 million in the third quarter of 2013 as compared to $3.1 million in the third quarter of 2012.

Development expenses have increased in the quarter as the company advances multiple product candidates into the clinic. The Company has been incurring more early stage research expense as it works to identify and qualify additional drug candidates for development. R&D salary expense has also increased as Tekmira has hired staff in a number of areas supporting development of Tekmira's product candidates.

General and administrative

General and administrative expenses were $1.0 million in the third quarter of 2013 as compared to $1.5 million in the third quarter of 2012. Third quarter of 2012 general and administrative expenses were higher as they included legal fees incurred in respect of a lawsuit against Alnylam and AlCana that was settled in November 2012.

Cash and Cash Equivalents

At September 30, 2013, there was $36.9 million in cash and cash equivalents as compared to $46.8 million at December 31, 2012. Subsequent to quarter end, Tekmira completed a public offering financing of 4,312,500 common shares priced at US$8.00 for gross proceeds of US$34.5 million. The estimated cost of the financing, including commissions and professional fees, is $2.4 million resulting in net estimated proceeds of approximately $33.1 million (US$32.1 million).

Financial guidance

Based on assumptions discussed in Tekmira's 2012 Annual Report MD&A guidance, at that time, it was believed that current funds on hand, plus expected income, including payments from current licensees, collaborative partners and the DoD would be sufficient to continue product development into 2015, and that the cash balance would be greater than $35.0 million at the end of 2013. Including the net proceeds of Tekmira's recent financing, it is now believed that funds on hand will be sufficient to last until early 2016, and based on updated cash projections it is expected that the year-end 2013 cash balance will be in the range of $65.0 to $70.0 million.

Conference Call Information

Tekmira will hold a conference call and webcast today (Wednesday, November 13, 2013) at 1:30 pm Pacific Time (4:30 pm Eastern Time) to discuss its third quarter 2013 results and provide a corporate update. A live webcast of the call can be accessed through the Investor section of Tekmira's website at www.tekmirapharm.com. Or, alternatively, to dial into the conference call, please call 914-495-8556 or 1-866-393-1607.

An archived webcast of this conference call will be available on the Tekmira website approximately two hours after the event. Or alternatively, you may access a replay of the conference call available until November 16, 2013 by calling 404-537-3406 or 1-855-859-2056 and referencing conference ID 98545305.

About RNAi and Tekmira's LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Alnylam RNAi Technology

Tekmira has licenses to Alnylam RNAi intellectual property for certain siRNA programs.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; the timing and quantum of milestone and royalty payments to be received under contracts with Tekmira's partners, including the trigger of a US$5 million milestone payment expected from Alnylam; statements with respect to revenue and expense fluctuation and guidance; statements about Tekmira's cash runway and estimated cash and cash equivalents at the end of 2013; and estimates of the length of time Tekmira's business will be funded by its anticipated financial resources.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; Tekmira's research and development capabilities and resources; and Tekmira's financial position and its ability to execute on its business strategy. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: Tekmira's products may not prove to be effective or as potent as currently believed; there may be no further advancements in next-generation LNP technologies; anticipated studies and submissions to the FDA may not occur as currently anticipated, or at all; the FDA may require additional pre-clinical, clinical or other studies, refuse to approve TKM-Ebola, or place restrictions on our ability to commercialize TKM-Ebola; completion of preclinical work and IND applications may not occur as currently anticipated, or at all; Tekmira may never identify another product development candidate; Tekmira may not obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira may face competition from other pharmaceutical or biotechnology companies and the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; anticipated pre-clinical and clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of the tested drug candidate; Tekmira may not receive the necessary regulatory approvals for the clinical development of Tekmira's products; expected milestone or royalty payments related to the settlement and licensing agreement between Tekmira and Alnylam may not be received in the quantum and on the timing currently anticipated, or at all; Tekmira may lose the arbitration proceedings with Alnylam in connection with ALN-VSP; the possibility that Tekmira may not enter into a separate cross license agreement with AlCana on the terms currently anticipated, or at all; Tekmira's development partners and licensees conducting clinical trial, development programs and joint venture strategic alliances may not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira's collaborative partners may not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; payments received from third parties may not be sufficient to fund Tekmira's continued business plan as currently anticipated; future operating results are uncertain and likely to fluctuate; Tekmira may not be able to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all; economic and capital market conditions; Tekmira may become subject to product liability or other legal claims for which Tekmira has made no accrual in its financial statements; and, Tekmira's cash runway and cash position may be substantially less than projected and may be less than required to continue current operations.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Report on Form 20-F for the year ended December 31, 2012, which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca